Exhibit 99.1

FOR IMMEDIATE RELEASE

Date:	April 25, 2016
Contacts:	Kevin McPhaill, President/CEO
Ken Taylor, EVP/CFO
Phone:	(559) 782-4900 or (888) 454-BANK
Website Address:	www.sierrabancorp.com

SIERRA BANCORP REPORTS EARNINGS

Porterville, CA – April 25, 2016 – Sierra Bancorp (Nasdaq: BSRR), parent of Bank of the Sierra, today announced its unaudited financial results for the quarter ended March 31, 2016. Sierra Bancorp recognized consolidated net income of $4.036 million for the quarter, an improvement of $298,000, or 8%, relative to net income in the first quarter of 2015. The increase over the prior year is primarily the result of higher net interest income driven by growth in interest-earning assets, and an increase in service charges stemming from a growing level of deposits and greater commercial deposit account activity. Those favorable variances were partially offset by a higher tax accrual rate. The Company’s return on average assets was 0.93% in the first quarter of 2016, the same as in the first quarter of 2015. The Company’s return on average equity increased to 8.41% in the first quarter of 2016 from 8.06% in the first quarter of 2015, and diluted earnings per share also increased to $0.30 from $0.27.

Total assets were down $32 million, or 2%, during the first three months of 2016. The drop in assets was due to a net decline of $39 million, or 3%, in gross loan balances and a reduction of $5 million, or 9%, in cash balances, partially offset by an increase of $15 million, or 3%, in investment securities. Loan growth was unfavorably impacted by a $27 million drop in outstanding balances on mortgage warehouse lines resulting from lower line utilization, and other loan categories also fell by a combined $12 million. Total nonperforming assets, including nonperforming loans and foreclosed assets, were reduced by $2 million, or 17%, during the first quarter. Total deposits were up $23 million, or 2%, due to a $29 million increase in core non-maturity deposits that was partially offset by a $5 million reduction in time deposits. Non-deposit borrowings were reduced by $55 million in the first quarter of 2016, due to deposit growth and loan runoff.

“Success is dependent on effort.” – Sophocles

“Throughout the Bank our efforts remain focused on quality growth, as this is how we will continue to realize strong net income,” stated Kevin McPhaill, President and CEO. “The first quarter of 2016 demonstrated this commitment, as we saw an increase in income over the first quarter of last year due to higher average balances of loans and deposits,” noted McPhaill. “Core deposits continued their favorable growth trend through the first three months of 2016, but we experienced a reduction in total loans subsequent to year-end due in large part to fluctuations in the mortgage warehouse portfolio and strong loan growth during the fourth quarter of last year. We are optimistic that we will see loans resume growing this year as a result of the marketing and business development efforts of our banking team,” concluded McPhaill.

Sierra Bancorp Financial Results

April 25, 2016

Financial Highlights

Net income increased by $298,000, or 8%, in the first quarter of 2016 relative to the first quarter of 2015. Pre-tax income actually increased by 16% for the quarter, but the percentage change in net income was lower due to a higher tax accrual rate in 2016. Significant variances in the components of pre-tax income, including some items of a nonrecurring nature, are noted below.

Net interest income was up by $597,000, or 4%, for the first quarter of 2016 over the first quarter of 2015, due primarily to growth in average interest-earning assets totaling $106 million, or 7%. That growth was largely organic in nature, but includes the purchase of $28 million in residential mortgage loans in 2015. The positive impact of higher interest-earning assets was partially offset by a drop of 16 basis points in our net interest margin, which resulted in part from continued competitive pressures on commercial real estate loan yields. The first quarter comparison was also impacted by non-recurring interest income, which totaled only $42,000 in the first quarter of 2016 relative to $366,000 in the first quarter of 2015. Non-recurring interest income is comprised of interest recoveries on non-accrual loans (net of any interest reversals for loans placed on non-accrual status), as well as penalties and accelerated fee recognition on loan prepayments.

Total non-interest income rose by $287,000, or 7%, for the quarterly comparison. Service charges on deposit accounts, which represent the largest portion of non-interest income, were up $380,000, or 19%, for the quarter, due primarily to fees earned from increased activity on commercial accounts and higher overdraft income. Bank-owned life insurance (BOLI) income was down as the result of a $24,000 loss on BOLI associated with deferred compensation plans in the first quarter of 2016 relative to a gain of $124,000 in the first quarter of 2015, representing an absolute decline of $148,000. There was also a small loss on the sale of investments in the first quarter of 2016, as compared to a small gain in the first quarter of 2015. Other non-interest income increased by $93,000, or 6%, in the first quarter of 2016 due in part to higher debit card interchange income.

Total non-interest expense reflects an increase of only $19,000, or less than 1%, for the first quarter comparison. The largest component of non-interest expense, salaries and benefits, actually fell by $30,000, as increases in the normal course of business were offset by other factors. Direct salaries were up $118,000, or 2%, mainly in conjunction with regular annual increases, and equity incentive compensation costs were $48,000 higher due to stock options issued to Company officers during the first quarter of 2016. Personnel expense benefited in the first quarter of 2016, however, from a higher level of deferred salaries directly related to successful loan originations (which lowers current period expense), a reduction in deferred compensation expense associated with the aforementioned drop in BOLI income, lower group insurance costs, and a decline in the cost of certain other employee benefits.

Occupancy expense increased by $89,000, or 5%, for the quarter, due primarily to higher rent and depreciation expense. Other non-interest expense fell by $40,000, or 1%, for the first quarter, as significant increases within this category were more than offset by decreases. One of the larger increases within other non-interest expense came in non-recurring acquisition costs, which totaled $214,000 in the first quarter of 2016 relative to $112,000 in the first quarter of 2015. Other substantial expense increases include $101,000 in stock option expense for directors in the first quarter of 2016, a higher FDIC assessment resulting from asset growth, rising forms and supplies costs, higher debit card processing costs, and higher internet banking costs. Significant favorable variances within other non-interest expense include the following: a non-recurring expense reversal of $173,000 in director retirement plan accruals, subsequent to the death of a former director and the payment of split-dollar life insurance proceeds to his beneficiary; a $76,000 drop in deferred compensation costs for directors, related to the aforementioned drop in BOLI income; an $86,000 reduction in telecommunications costs; a $76,000 drop in marketing costs due to the timing of payments; and a $103,000 reduction in loan costs resulting mainly from declining collection and foreclosure costs. Also impacting other non-interest expense was a significant reduction in debit card losses pursuant to our rollout of chipped debit cards incorporating EMV technology, but that reduction was offset by an increase in operations-related losses within our branch system.

Sierra Bancorp Financial Results

April 25, 2016

The Company’s provision for income taxes was 34% of pre-tax income in the first quarter of 2016 relative to 29% in the first quarter of 2015. The higher tax provisioning in 2016 is primarily the result of higher taxable income and a declining level of available tax credits, including those generated by our investments in low-income housing tax credit funds as well as certain hiring tax credits.

Balance sheet changes during the first three months of 2016 include a drop in total assets of $32 million, or 2%, due primarily to net runoff in loans that was partially offset by higher investment balances. Gross loans fell by $39 million, or 3%, as the result of a $27 million decline in balances outstanding on mortgage warehouse lines from lower utilization, and net runoff in other major loan categories. Utilization on mortgage warehouse lines has historically been difficult to predict, due to its dependency on residential real estate activity and the trend in mortgage rates among other factors. The net runoff in other loan categories during the first quarter can be explained, in part, by the surge in loan growth in the latter part of 2015 that depleted the Company’s loan pipeline, thereby reducing the source of new volume that would typically offset loan payoffs in the normal course of business. Payoffs during the first quarter of 2016 were also higher than we experienced in immediately preceding periods. The loan pipeline has been steadily increasing since year-end, which in the opinion of management should positively impact new volume as the year progresses, but loan payoffs remain at relatively high levels and no assurance can be provided with regard to net loan growth.

Total nonperforming assets, including non-accrual loans and foreclosed assets, were reduced by over $2 million, or 17%, during the first three months of 2016, including the return to accrual status of our single largest remaining nonperforming loan. The Company’s ratio of nonperforming assets to loans plus foreclosed assets was 0.97% at March 31, 2016 compared to 1.13% at December 31, 2015. All of the Company’s impaired assets are periodically reviewed, and are either well-reserved based on current loss expectations or are carried at the fair value of the underlying collateral, net of expected disposition costs. In addition to nonperforming assets, the Company had $13 million in loans classified as restructured troubled debt (TDRs) that were included with performing loans as of March 31, 2016, up by over $1 million compared to year-end 2015 due to the aforementioned upgrade of a non-performing restructured loan to performing status.

The Company’s allowance for loan and lease losses was $10.0 million at March 31, 2016, down slightly from the $10.4 million balance as of December 31, 2015 due to the charge-off of certain impaired loan balances against previously-established reserves. Net loans charged off against the allowance totaled $393,000 in the first three months of 2016 compared to $530,000 in the first three months of 2015. Despite the drop in the level of the allowance, it was 0.92% of total loans at both March 31, 2016 and December 31, 2015 due to the drop in aggregate loan balances during the first quarter. Management’s detailed analysis indicates that the Company’s allowance for loan and lease losses should be sufficient to cover credit losses inherent in loan and lease balances outstanding as of March 31, 2016, but no assurance can be given that the Company will not experience substantial future losses relative to the size of the allowance.

Deposit balances reflect net growth of $23 million, or 2%, during the three months ended March 31, 2016, due to continued growth in core non-maturity deposits that was partially offset by a $5 million reduction in time deposits. Junior subordinated debentures remain the same, but other borrowings were reduced by $55 million, or 64%, during the first quarter of 2016, as facilitated by deposit growth and loan runoff.

Sierra Bancorp Financial Results

April 25, 2016

Total capital of $194 million at March 31, 2016 reflects an increase of $4 million, or 2%, for the first three months of the year due to the rising level of retained earnings, the impact of stock options exercised, and an increase in accumulated other comprehensive income. There were no shares repurchased during the first quarter of 2016.

About Sierra Bancorp

Sierra Bancorp is the holding company for Bank of the Sierra (www.bankofthesierra.com), which is in its 39th year of operations and at approximately $1.8 billion in total assets is the largest independent bank headquartered in the South San Joaquin Valley. The Company has over 400 employees and conducts business through 28 full-service branches, a loan production office, an online branch, a real estate industries center, an agricultural credit center, and an SBA center. As announced on January 4, 2016 the Company has entered into a definitive agreement to acquire Coast Bancorp, which serves the communities of San Luis Obispo, Arroyo Grande, Paso Robles and Atascadero, California and had $147 million in assets as of year-end 2015. We expect the transaction to be completed in mid-2016, subject to customary conditions of closing including the receipt of required regulatory approvals and the consent of Coast Bancorp shareholders.

Forward-Looking Statements

The statements contained in this release that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. Readers are cautioned not to unduly rely on forward looking statements. Actual results may differ from those projected. These forward-looking statements involve risks and uncertainties including but not limited to the health of the national and local economies, the Company’s ability to attract and retain skilled employees, customers' service expectations, the Company's ability to successfully deploy new technology, the success of branch expansion, changes in interest rates, loan portfolio performance, the Company’s ability to secure buyers for foreclosed properties, and other factors detailed in the Company’s SEC filings, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s most recent Form 10-K and Form 10-Q.

Additional information about the Coast Bancorp Merger and Where to Find It

In connection with the proposed merger of Sierra Bancorp and Coast Bancorp, Sierra has filed with the United States Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4, dated March 25, 2016, to register the shares of Sierra Bancorp common stock to be issued to the shareholders of Coast, which contains Sierra’s prospectus and Coast’s proxy statement. After the registration statement has been declared effective by the SEC, the final proxy statement/prospectus will be mailed to the shareholders of Coast Bancorp in advance of a special meeting of shareholders that will be held to consider the proposed merger. Before making any voting or investment decision, investors and security holders of Coast Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents when they become available, because they contain important information about the proposed transaction. In addition, Sierra and Coast may file other relevant documents concerning the proposed merger with Coast with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Sierra Bancorp Financial Results

April 25, 2016

Investors and shareholders will be able to obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about the Company (including but not limited to the Company's Annual Reports on Form 10-K, proxy statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q), at the SEC's website at www.sec.gov. Free copies of the final proxy statement/prospectus, when available, may also be obtained by directing a request by telephone or mail to Sierra Bancorp, 86 North Main Street, Porterville, California 93257, Attn: Corporate Secretary, telephone (559) 782-4900, or by accessing Sierra’s website at www.sierrabancorp.com under “Investor Relations.” The information on Sierra’s website is not, and shall not be deemed to be, a part of this filing or incorporated into other filings it makes with the SEC.

Participants in the solicitation

Sierra Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Coast Bancorp in connection with the transaction. Coast and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Coast in connection with the Merger. Additional information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the Merger, including various documents filed by the Company with the SEC which are incorporated by reference into the proxy statement/prospectus.

Sierra Bancorp Financial Results

April 25, 2016

CONSOLIDATED INCOME STATEMENT
(in $000's, unaudited)	3-Month Period Ended:
	3/31/2016	3/31/2015	% Change
Interest Income	$16,033	$15,351	4%
Interest Expense	718	633	13%
Net Interest Income	15,315	14,718	4%

Provision for Loan & Lease Losses	-	-
Net Int after Provision	15,315	14,718	4%

Service Charges	2,371	1,991	19%
BOLI Income	210	356	-41%
Gain (Loss) on Investments	(24)	16	-250%
Other Non-Interest Income	1,737	1,644	6%
Total Non-Interest Income	4,294	4,007	7%

Salaries & Benefits	6,865	6,895	0%
Occupancy Expense	1,750	1,661	5%
Other Non-Interest Expenses	4,864	4,904	-1%
Total Non-Interest Expense	13,479	13,460	0%

Income Before Taxes	6,130	5,265	16%
Provision for Income Taxes	2,094	1,527	37%
Net Income	$4,036	$3,738	8%

TAX DATA
Tax-Exempt Muni Income	$730	$725	1%
Interest Income - Fully Tax Equiv	$16,426	$15,741	4%

NET CHARGE-OFFS	$393	$530	-26%

PER SHARE DATA
(unaudited)	3-Month Period Ended:
	3/31/2016	3/31/2015	% Change
Basic Earnings per Share	$0.30	$0.27	11%
Diluted Earnings per Share	$0.30	$0.27	11%
Common Dividends	$0.12	$0.10	20%

Wtd. Avg. Shares Outstanding	13,259,014	13,678,660
Wtd. Avg. Diluted Shares	13,380,295	13,804,672

Book Value per Basic Share (EOP)	$14.64	$13.83	6%
Tangible Book Value per Share (EOP)	$14.05	$13.25	6%

Common Shares Outstanding (EOP)	13,275,888	13,630,118

KEY FINANCIAL RATIOS
(unaudited)	3-Month Period Ended:
	3/31/2016	3/31/2015
Return on Average Equity	8.41%	8.06%
Return on Average Assets	0.93%	0.93%
Net Interest Margin (Tax-Equiv.)	3.96%	4.12%
Efficiency Ratio (Tax-Equiv.)	66.93%	69.77%
Net C/O's to Avg Loans (not annualized)	0.04%	0.06%

AVERAGE BALANCES
(in $000's, unaudited)	3-Month Period Ended:
	3/31/2016	3/31/2015	% Change
Average Assets	$1,736,842	$1,632,631	6%
Average Interest-Earning Assets	$1,594,657	$1,488,202	7%
Avg Loans & Leases (net of def fees)	$1,062,516	$958,490	11%
Average Deposits	$1,472,365	$1,376,658	7%
Average Equity	$192,974	$188,152	3%

Sierra Bancorp Financial Results

April 25, 2016

STATEMENT OF CONDITION
(in $000's, unaudited)
	End of Period:
ASSETS	3/31/2016	12/31/2015	3/31/2015	Annual Chg
Cash and Due from Banks	$44,008	$48,623	$47,905	-8%
Investment Securities	522,610	507,582	514,466	2%
Loans Held for Sale	-	-	-	0%

Real Estate Loans (non-Agricultural)	641,363	644,926	577,258	11%
Agricultural Real Estate Loans	131,052	133,182	128,945	2%
Agricultural Production Loans	45,651	46,237	28,501	60%
Comm'l & Industrial Loans & Leases	107,895	113,207	109,463	-1%
Mortgage Warehouse Lines	153,625	180,355	204,233	-25%
Consumer Loans	14,284	14,949	17,444	-18%
Gross Loans & Leases	1,093,870	1,132,856	1,065,844	3%
Deferred Loan & Lease Fees	2,438	2,169	1,780	37%
Loans & Leases Net of Deferred Fees	1,096,308	1,135,025	1,067,624	3%
Allowance for Loan & Lease Losses	(10,030)	(10,423)	(10,718)	-6%
Net Loans & Leases	1,086,278	1,124,602	1,056,906	3%

Bank Premises & Equipment	22,183	21,990	21,688	2%
Other Assets	89,088	93,740	92,452	-4%
Total Assets	$1,764,167	$1,796,537	$1,733,417	2%

LIABILITIES & CAPITAL
Non-Interest Demand Deposits	$431,999	$432,251	$400,387	8%
Int-Bearing Transaction Accounts	454,871	431,840	400,266	14%
Savings Deposits	201,266	193,052	182,245	10%
Money Market Deposits	99,294	101,562	116,574	-15%
Customer Time Deposits	300,656	305,923	291,543	3%
Wholesale Brokered Deposits	-	-	-	0%
Total Deposits	1,488,086	1,464,628	1,391,015	7%

Junior Subordinated Debentures	30,928	30,928	30,928	0%
Other Interest-Bearing Liabilities	31,483	86,705	108,785	-71%
Total Deposits & Int.-Bearing Liab.	1,550,497	1,582,261	1,530,728	1%

Other Liabilities	19,323	23,936	14,205	36%
Total Capital	194,347	190,340	188,484	3%
Total Liabilities & Capital	$1,764,167	$1,796,537	$1,733,417	2%

CREDIT QUALITY DATA
(in $000's, unaudited)	End of Period:
	3/31/2016	12/31/2015	3/31/2015	Annual Chg
Non-Accruing Loans	$7,493	$9,634	$19,766	-62%
Foreclosed Assets	3,115	3,193	3,194	-2%
Total Nonperforming Assets	$10,608	$12,827	$22,960	-54%

Performing TDR's (not incl. in NPA's)	$13,455	$12,431	$11,136	21%

Non-Perf Loans to Gross Loans	0.68%	0.85%	1.85%
NPA's to Loans plus Foreclosed Assets	0.97%	1.13%	2.15%
Allowance for Ln Losses to Loans	0.92%	0.92%	1.01%

OTHER PERIOD-END STATISTICS
(unaudited)	End of Period:
	3/31/2016	12/31/2015	3/31/2015
Shareholders Equity / Total Assets	11.0%	10.6%	10.9%
Loans / Deposits	73.5%	77.3%	76.6%
Non-Int. Bearing Dep. / Total Dep.	29.0%	29.5%	28.8%

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